SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For May 2008
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F                Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes                No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of May 2008, incorporated by reference herein:
Exhibit
99.1    Release dated May 9, 2008, entitled “REPORT TO SHAREHOLDERS FOR THE
          QUARTER AND NINE MONTHS ENDED 31 MARCH 2008.”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: May 9, 2008 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

REPORT TO SHAREHOLDERS FOR THE QUARTER AND NINE
MONTHS ENDED 31 MARCH 2008
2008 FINANCIAL YEAR
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa) • Registration No. 1895/000926/06
JSE share code: DRD • ISIN code: ZAE000058723
Issuer code: DUSM • NASDAQ trading symbol: DROO
(“DRDGOLD” or “the company”)
KEY FEATURES
• Safety: fatality-free quarter
• 199% increase in cash operating profit, to R142.2 million from R47.6 million
• 3% drop in cash operating costs, to R356.4 million from R369.3 million
• R103.3 million headline profit, up from R9.2 million
• Strong balance sheet supports current and future growth
REVIEW OF OPERATIONS
Quarter
Quarter
Quarter
9 months
9 months
Mar
Dec
%
Mar
to 31 Mar
to 31 Mar
Group
2008
2007
Change
2007
2008
2007
Gold production
South African operations
oz
70 378
77 259
(9)
75 330
236 794
253 991
kg
2 189
2 403
(9)
2 343
7 365
7 900
Discontinued operations
oz
–
3 394
na*
28 437
13 427
132 099
kg
–
106                   na
884
417
4 106
Group
oz
70 378
80 653
(13)
103 767
250 221
386 090
kg
2 189
2 509
(13)
3 227
7 782
12 006
Cash operating costs
South African operations
US$ per oz
667
703                    5
572
647
524
ZAR per kg
162 806
153 690
(6)
133 492
148 863
122 288
Discontinued operations
US$ per oz
–
1 336
na
707
1 098
624
ZAR per kg
–
281 613
na
164 963
252 775
145 590
Group
US$ per oz
667
730                    9
606
672
558
ZAR per kg
162 806
159 094
(2)
141 449
154 431
130 257
Gold price received
US$ per oz
943
797                   18
663
796
633
ZAR per kg
228 836
173 606
32
154 629
182 993
147 652
Capital expenditure
US$ million
4.7
6.7                  30                  9.0
16.5
34.7
ZAR million
35.6
45.3                  21
65.9
117.4
252.0
Average exchange rate
ZAR:US$
7.55
6.78                (11)
7.25
7.15
7.26
* na: not applicable
GROUP RESULTS (Unaudited)
DRDGOLD SA: cash operating margin US$/oz
Revenue US$/oz
Cash operating costs US$/oz
Jun 07
Sep 07
Dec 07
Mar 08
500
600
700
800
900
1 000
US$/oz
DRDGOLD SA: cash operating margin R million
Revenue Rm
Cash operating costs Rm
Jun 07
Sep 07
Dec 07
Mar 08
250
300
350
400
450
500
R million
Quarter
DRDGOLD SA: gold production (oz)
Gold production
Jun 07
Sep 07
Dec 07
Mar 08
50 000
55 000
60 000
65 000
70 000
75 000
80 000
85 000
90 000
oz
Quarter

STOCK

Issued capital
376 432 389 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 392 700 599
Stock traded
JSE
NASDAQ
Average volume for the quarter per day (’000) 1 873 4 101
% of issued stock traded (annualised) 130 284
Price • High R10.25 US$1.352
• Low R5.05 US$0.714
• Close R8.25 US$0.980
FORWARD-LOOKING STATEMENTS
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by  such forward-looking statements, including, among others, adverse  changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled “Risk Factors” included in our annual report for the fiscal year ended 30 June 2007, which we filed with the United States Securities and Exchange Commission on 14 December 2007 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.
OVERVIEW
Dear shareholder
Safety
I am pleased and encouraged to be able to report that the operations of DRDGOLD recorded a quarter free of fatalities. However, an operation-by-operation examination of other key safety indicators – Dressing Station Injury Frequency Rate (“DSIFR”), Disabling Injury Frequency Rate (“DIFR”) and Reportable Injury Frequency Rate (“RIFR”) – shows a generally poorer performance. This demands continuous attention by both management and employees.
As previously reported, research has shown behaviour to be a major cause of accidents. In response to this, operational management is engaging with employees and their representatives as well as contractors and their employees to secure buy-in for the design and piloting of a behaviour-based safety programme at Blyvooruitzicht Gold Mining
Company Limited (“Blyvoor”). Successful implementation at Blyvoor will be followed by a roll-out of the programme to the other
operations.
Copy to come
Production
Group gold production from continuing operations was 9% lower at
70 378 ounces (“oz”), due both to the negative impact of Eskom power cuts in January at the underground operations and to a significant drop in underground grade at ERPM, which is reported in more detail below.
We estimate that, had it not been for the power cuts, our operations would have produced an additional 3 000oz.
Financial
Group revenue was 20% higher at R498.6 million, a consequence of a
32% increase in the average gold price received to R228 836/kg. After accounting for cash operating unit costs, which were 2% higher at
R162 806/kg, cash operating profit was 199% higher at R142.2 million.
Corporate and Board appointments
I am pleased to announce the appointment of Craig Barnes as Chief
Financial Officer (“CFO”) and an Executive Director of DRDGOLD
Limited. Craig was previously Chief Financial Officer of DRDGOLD
South African Operations (Pty) Limited (“DRDGOLD SA”). Kobus
Dissel, who has been DRDGOLD CFO in an acting capacity, continues as Financial Manager: Corporate Services.

Niel Pretorius, Chief Executive Officer of DRDGOLD SA, has been appointed Managing Director (South Africa) for DRDGOLD.
DRDGOLD closing share price
Jun 07
Sep 07
Dec 07
Mar 08
4
5
6
7
8
9
Quarter

Looking ahead
For so long as South Africa’s current power dilemma continues, it will be difficult to anticipate operational performance going forward. However, provided that Eskom is able to continue to supply power at 95% of its previous level and to continue to give notice of impending cuts, we remain optimistic that – all other operational factors remaining stable –
we will be able to maintain current production levels.
The aforementioned decline in underground grade at ERPM is an unfortunate reversal; the pattern of declining production and rising costs over a number of quarters simply cannot be allowed to continue. As previously reported, management anticipates a re-organisation and right-
sizing of ERPM’s underground operations. In compliance with the requirements of the Labour Relations Act, a 60-day facilitated process of formal consultation with representative unions has begun.
It is fortuitous that the aforementioned reversals come at a time of gold price buoyancy, but we are conscious that we cannot fall into complacency and that our drive to return the South African operations to sustainable stability must continue apace. Further, we must continue to pursue growth, in terms of both our various brownfields
underground projects and surface retreatment.
In our view, we have complied with all the requirements for a mining licence to mine the Top Star dump. We enquire on a weekly basis regarding the progress of our application, and still await a positive response from the Department of Minerals and Energy (“DME”).
It is pleasing to report, in closing, that at the Ergo JV with Mintails,
Phase 1 refurbishment of the Brakpan plant is on track, the site establishment plan for the recovery of the Benoni dump has been finalised, preparations for the installation of the necessary pipelines have begun, and the rehabilitation contract for the Brakpan tailings facility has been awarded. In respect of Phase 2, a specialist process engineer has been appointed in an overseeing capacity, consultants have been appointed to conduct uranium and sulphuric acid feasibility studies and dump evaluation continues.
John Sayers
Chief Executive Officer
9 May 2008

CONDENSED CONSOLIDATED INCOME STATEMENT

Quarter
Quarter Quarter
9 months to
9 months to
Mar 2008
Dec 2007 Mar 2007
31 Mar 2008
31 Mar 2007
(Unaudited)
Rm
Rm Rm
Rm
Rm
Continuing operations
Gold and silver revenue
498.6
416.9                 356.2
1 348.5
1 153.0
Cash operating costs
(356.4)
(369.3) (312.8)
(1 096.4)
(966.1)
Cash operating profit
142.2
47.6                  43.4
252.1
186.9
Administration and general other costs
(21.3)
(17.7) (21.5)
(61.8)
(85.8)
Share-based payments
(0.3)
(0.9) (2.0)
(0.7)
(5.9)
Care and maintenance costs
(2.3)
(2.8) (3.2)
(7.6)
(8.1)
Profit from operations
118.3
26.2                   16.7
182.0
87.1
Retrenchment costs
–
(5.1) (0.8)
(6.2)
(0.9)
Investment income
27.5
15.4                    4.8
40.6
14.1
Finance expense
(4.7)
(4.8) (2.7)
(17.9)
(33.4)
Net operating profit
141.1
31.7                   18.0
198.5
66.9
Rehabilitation
(4.7)
(4.8) (3.1)
(14.2)
(9.3)
Depreciation
(18.4)
(19.9) (18.6)
(58.0)
(53.1)
Loss on financial instruments
–
(0.8) –
(0.8)
–
Movement in gold in process
(0.1)
1.3                  (1.0)
0.6
0.4
Profit/(loss) before taxation
117.9
7.5                  (4.7)
126.1
4.9
Taxation
(13.6)
(3.5) (0.2)
(17.1)
(0.5)
Profit/(loss) after taxation
104.3
4.0                   (4.9)
109.0
4.4
Profit/(loss) on sale of investments
–
–                       –
12.0
(7.8)
Impairments
–
–                       –                      –
15.6
Discontinued operations
Profit/(loss) for the period from discontinued operations
(1.3)
6.6                 (83.3)
(51.3)
(319.2)
Profit on sale of investments
30.3
118.3                   90.6
1 156.6
90.6
Impairment from discontinued operations
(1.3)
(44.4) (3.9)
(45.7)
(787.0)
Net profit/(loss) for the period
132.0
84.5                   (1.5)
1 180.6
(1 003.4)
Attributable to:
Minority interest
27.6
(8.7) 3.5
225.9
(204.9)
Ordinary shareholders of the company
104.4
93.2                  (5.0)
954.7
(798.5)
132.0
84.5                  (1.5)
1 180.6
(1 003.4)
Headline profit/(loss) per share – cents
– From continuing operations
27.7
1.1                 (2.2)
29.0
1.3
– From total operations
27.5
2.4                (21.2)
18.3
(74.4)
Basic profit/(loss) per share – cents
– From continuing operations
27.7
1.1                 (2.2)
32.2
3.7
– From total operations
27.7
24.8                 (1.4)
254.0
(240.6)
Calculated on the weighted average ordinary
shares issued of:
376 228 788
376 141 981 345 510 540
375 852 976
331 852 870
Diluted headline profit/(loss) per share – cents
27.5
2.4                (21.2)
18.3
(74.4)
Diluted basic profit/(loss) per share – cents
27.7
24.8                  (1.4)
254.0
(240.6)
The condensed consolidated financial statements below are prepared in accordance with International Financial Reporting
Standards (“IFRS”).

CONDENSED CONSOLIDATED BALANCE SHEET

As at
As at As at
31 Mar
31 Dec 31 Mar
2008
2007 2007
(Unaudited)
Rm
Rm Rm
Assets
Property, plant and equipment
669.1
652.3                    704.6
Investments
57.7
57.7                      62.0
Environmental rehabilitation trust funds
86.6
82.8                      71.1
Current assets
1 050.6
956.6                  1 170.4
Inventories
51.0
69.2                      99.6
Trade and other receivables
186.5
123.2                      66.5
Financial assets
–
–                      10.7
Cash and cash equivalents
790.4
749.2                    108.3
Assets classified as held for sale
22.7
15.0                    885.3
1 864.0
1 749.4 2 008.1
Equity and liabilities
Equity
1 248.6
1 130.2 239.8
Shareholders’ equity
1 186.1
1 083.5 204.9
Minority shareholders' interest
62.5
46.7                     34.9
Long-term liabilities
49.2
49.2                   130.2
Post-retirement and other employee benefits
22.1
21.5                     21.6
Provision for environmental rehabilitation
296.9
288.3                   276.0
Deferred mining and income taxes
–
–                    101.6
Current liabilities
247.2
260.2                 1 238.9
Trade and other liabilities
247.2
260.2                    346.2
Financial liabilities
–
–                    240.9
Current portion of long-term liabilities
–
–                    530.6
Liabilities classified as held for sale
–
–                    121.2
1 864.0
1 749.4 2 008.1

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Quarter
Quarter Quarter
9 months to
9 months to
Mar
Dec Mar
31 Mar
31 Mar
2008
2007 2007
2008
2007
(Unaudited)
Rm
Rm Rm
Rm
Rm
Balance at the beginning of the period
1 130.2
1 251.8 109.5
143.5
1 015.3
Share capital issued
1.6
0.9                 142.5                 29.1
268.7
– for acquisition finance and cash
–
–                 141.4                  28.0
269.6
– for share options exercised
1.6
–                       –
1.6
1.0
– increase in share-based payment reserve
0.3
0.9                    2.0                   0.7
5.9
– for costs
(0.3)
–                  (0.9)
(1.2)
(7.8)
Net profit/(loss) attributed to ordinary shareholders
104.4
93.2                 (5.0)
954.7
(798.5)
Net profit/(loss) attributed to minority shareholders
27.6
(8.7) 3.5
225.9
(204.9)
(Decrease)/increase in minorities
(37.2)
(152.1) –
(189.3)
18.5
Currency translation adjustments and other
22.0
(54.9) (10.7)
84.7
(59.3)
Balance as at the end of the period
1 248.6
1 130.2 239.8
1 248.6
239.8
Reconciliation of headline profit/(loss)
Net profit/(loss)
104.4
93.2                  (5.0)
954.7
(798.5)
Adjusted for:
– Impairments
–
–                       –                     –
(15.6)
– Impairment from discontinued operation
1.3
44.4                    3.9
45.7
787.0
– Minority share of impairment from discontinued operation
(0.2)
(9.5) (0.8)
(9.7)
(205.2)
– Profit on sale of discontinued operations
(30.3)
(118.3) (90.6)
(1 156.6)
(90.6)
– Minority share of profit on sale of investments
28.1
(0.6) 19.3
246.5
68.2
– Profit on sale of investments
–
–                       –
(12.0)
7.8
Headline profit/(loss)
103.3
9.2                 (73.2)
68.6
(246.9)
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
Quarter
Quarter Quarter
9 months to
9 months to
Mar
Dec Mar
31 Mar
31 Mar
2008
2007 2007
2008
2007
(Unaudited)
Rm
Rm Rm
Rm
Rm
Net cash in/(out)flow from operations
137.5
13.3                 (15.8)
115.7
(111.5)
Working capital changes
(85.7)
(373.5) (64.5)
(733.8)
63.9
Net cash (out)/inflow from investing activities
(36.0)
240.9                 (73.2)
2 075.3
(251.1)
Net cash in/(out)flow from financing activities
1.6
20.1                 113.5
(1 037.9)
(51.5)
Increase/(decrease) in cash and cash equivalents
17.4
(99.2) (40.0)
419.3
(350.2)
Translation adjustment
23.8
(48.9) (2.2)
233.4
(12.3)
Opening cash and cash equivalents
749.2
897.3                  168.7              137.7
489.0
Closing cash and cash equivalents
790.4
749.2                  126.5              790.4
126.5
Cash classified as assets held for sale included
in the closing balance
–
– 18.2
–
18.2
Reconciliation of net cash outflow from operations
Net operating profit
141.1
31.7                   18.0
198.5
66.9
Net operating loss from discontinued operations
(3.1)
(25.7) (24.6)
(110.2)
(168.1)
138.0
6.0                  (6.6)
88.3
(101.2)
Adjusted for:
Interest provision
–
(3.9) –
–
–
Amortisation of convertible cost
–
– –
–
3.5
Financial instruments
–
1.8                  21.0                    1.2
48.9
Unrealised foreign exchange (gain)/loss
(3.3)
4.2                   (7.9)
39.0
(1.3)
Growth in environmental trust funds
(3.8)
(2.0) (2.2)
(10.8)
(5.3)
Other non-cash items
6.8
8.4                    1.3
56.9
41.5
Interest paid
(0.2)
(1.6) (20.2)
(36.0)
(76.7)
Taxation paid
–
0.4                   (1.2)
(22.9)
(20.9)
Net cash in/(out)flow from operations
137.5
13.3                 (15.8)
115.7
(111.5)

South African operations
Blyvoor
Quarter
Quarter Quarter
9 months
9 months
Mar
Dec % Mar
to 31 Mar
to 31 Mar
2008
2007 Change 2007
2008
2007
Ore milled
Underground t'000
155
164                  (5)
141
513
506
Surface t'000
946
937                    1
900
2 739
2 762
Total t'000
1 101
1 101 – 1 041
3 252
3 268
Yield
Underground g/t
4.48
4.80                  (7)
4.97
4.79
5.07
Surface g/t
0.33
0.30                  10
0.38
0.31
0.34
Total g/t
0.91
0.97                  (6)
1.00
1.02
1.08
Gold produced
Underground oz
22 312
25 302 (12) 22 538
78 961
82 435
kg
694
787                 (12)
701
2 456
2 564
Surface oz
10 031
9 131 10 11 092
27 650
30 543
kg
312
284                  10
345
860
950
Total oz
32 343
34 433 (6) 33 630
106 611
112 978
kg
1 006
1 071 (6) 1 046
3 316
3 514
Cash operating costs
Underground US$ per oz
814
823                    1
714
758
635
ZAR per kg
198 768
179 621 (11) 166 572
174 333
148 034
ZAR per tonne
890
862                   (3)
828
835
750
Surface US$ per oz
350
418                  16
265
390
289
ZAR per kg
85 026
91 415 7 61 855
89 581
67 386
ZAR per tonne
28
28                    –
24
28
23
Total US$ per oz
670
715                    6
566
663
541
ZAR per kg
163 492
156 232 (5) 132 033
152 353
126 231
ZAR per tonne
149
152                    2
133
155
136
Cash operating profit US$ million
8.7
2.9                 200                 2.9               14.4
9.6
ZAR million
63.7
19.6                 225               20.9
103.3
69.3
Capital expenditure (net) US$ million
2.1
2.5                   16                 2.0                 6.5
7.0
ZAR million
15.5
17.0                    9
14.8
46.2
50.8
Total gold production was 6% lower at 32 343oz, a consequence mainly of the impact of Eskom power cuts in January on underground gold production, which was 12% lower at 22 312oz. Surface production increased by 10% to 10 031oz.

Underground throughput was 5% down at 155 000 tonnes (“t”), a consequence of five production days lost due to power outages. Full production was restored only after nine days. Underground yield was 7% lower at 4.48 grammes per tonne (“g/t“).

Higher gold production from surface sources resulted mainly from a 10% increase in yield to 0.33g/t. Surface throughput was 1% higher at 946 000t.
Total cash operating unit costs were 6% lower at US$670/oz.This reflects a 1% decrease in underground cash operating unit costs to US$814/oz due mainly to lower consumption of stores and lower overtime paid, and a 16% decrease in surface cash operating unit costs, arising from higher gold production.

Cash operating profit was 225% higher at R63.7 million, reflecting both an increase in the average gold price received and a deterioration of the South
African Rand against the United States Dollar.

Capital expenditure for the quarter of R15.5 million was directed mainly towards the cost of the Way Ahead Project raise boring.

First production from the Way Ahead Project is on track for the September quarter. The first raise borehole between 31 and 33 levels has been completed and work on the second, between 27 and 31 levels, is scheduled for completion by the end of July.

Drilling of the first exploration hole in the southern extension of the mine’s lease area has begun.

At No 6 Shaft, work has begun on the 15/29 Incline Project. Some R3.5 million will be spent to open up Main Reef and Carbon Leader reserves of some 540 000m2 with a recovered grade averaging 4.8g/t. Mining at a rate of 12 000t per month, the project has an estimated life of 10 years. Productionis expected to begin during the last quarter of calendar 2008 at a rate of 1 000t per month, rising to 12 000t per month over the ensuing 12 months.

The mine continues to operate at full production, well within the 95% power consumption limit agreed with Eskom. Savings are achieved by cutting power supply to the mine village for four hours a day, shutting down underground compressors between 16:00 and 21:00 daily and re-scheduling pumping to off-peak periods.
KEY OPERATING AND FINANCIAL RESULTS
Production oz
Gold production oz
Jun 07
Sep 07
Dec 07
Mar 08
25 000
30 000
35 000
40 000
45 000
50 000
oz
Cash operating margin US$/oz
Revenue
Cash operating costs US$/oz
Jun 07
Sep 07
Dec 07
Mar 08
500
600
700
800
900
1 000
US$/oz
Cash operating margin R million
Revenue Rm
Cash operating costs Rm
Jun 07
Sep 07
Dec 07
Mar 08
100
150
200
250
300
R million
Quarter

Crown
Quarter
Quarter Quarter
9 months
9 months
Mar
Dec % Mar
to 31 Mar
to 31 Mar
2008
2007 Change 2007
2008
2007
Ore milled t'000
1 919
2 138 (10) 2 011
6 204
6 298
Yield g/t
0.34
0.30                   13
0.36
0.33
0.40
Gold produced oz
20 673
20 737 – 23 180
65 781
80 344
kg
643
645                    –
721
2 046
2 499
Cash operating costs US$ per oz
557
617                   10
491
560
434
ZAR per kg
135 855
134 798 (1) 114 423
128 842
101 174
ZAR per tonne
46
41                 (12)
41                  42
40
Cash operating profit US$ million
8.3
3.6                 131                 3.8               16.0
15.5
ZAR million
60.4
24.6                 146               27.5
114.3
112.6
Capital expenditure (net) US$ million
0.4
0.3                 (33)
1.2                 0.9
2.7
ZAR million
2.5
2.2                (14)
9.0                 6.2
19.9
Gold production was steady at 20 673oz.While average yield increased by 13% to 0.34g/t, reflecting selective recovery of residual high-grade material and residues from the CMR and 4A9 sites, throughput was 10% lower at 1 919 000t.This resulted both from heavy rains in January and February and from a generally slower recovery rate arising from the aforementioned selective recovery of residual high-grade material.
Cash operating unit costs were 10% lower at US$557/oz. Cash operating profit increased by 146% to R60.4 million, reflecting the higher average gold price received and a higher average Rand:US Dollar exchange rate.
ERPM
Quarter
Quarter Quarter
9 months
9 months
Mar
Dec % Mar
to 31 Mar
to 31 Mar
2008
2007 Change 2007
2008
2007
Ore milled
Underground t'000
78
72                     8
61
235
201
Surface t'000
491
504                   (3)
430
1 501
1 253
Total t'000
569
576                   (1)
491
1 736
1 454
Yield
Underground g/t
4.68
7.11                 (34)
6.52
6.06
7.06
Surface g/t
0.36
0.35                     3
0.41
0.38
0.37
Total g/t
0.95
1.19                 (20)
1.17
1.15
1.30
Gold produced
Underground oz
11 735
16 463 (29) 12 796
45 882
45 653
kg
365
512                 (29)
398
1 427
1 420
Surface oz
5 627
5 626 – 5 724
18 520
15 016
kg
175
175                    –
178
576
467
Total oz
17 362
22 089 (21) 18 520
64 402
60 669
kg
540
687                 (21)
576
2 003
1 887
Cash operating costs
Underground US$ per oz
967
777                 (24)
711                776
604
ZAR per kg
235 250
170 171 (38) 165 952
178 328
140 795
ZAR per tonne
1 101
1 210 9 1 083
1 081
994
Surface US$ per oz
427
729                  41
629
552
640
ZAR per kg
106 789
159 537 33 146 725
126 884
149 332
ZAR per tonne
38
55                  31                   61                  49
56
Total US$ per oz
792
765                   (3)
686
711
613
ZAR per kg
193 619
167 463 (16) 160 010
163 534
142 908
ZAR per tonne
184
200                    8
188
189
185
Cash operating profit/(loss) US$ million
2.4
0.6                 300               (0.7)
4.8
0.7
ZAR million
18.0
3.5                 414               (5.0)
34.5
5.0
Capital expenditure (net) US$ million
0.7
1.3                   46                1.3                  2.9
3.6
ZAR million
5.8
9.0                   36                9.5
21.0
26.1
KEY OPERATING AND FINANCIAL RESULTS
Production oz
Gold production
Jun 07
Sep 07
Dec 07
Mar 08
18 000
20 000
22 000
24 000
26 000
oz
Quarter
Cash operating margin US$/oz
Revenue
Cash operating costs US$/oz
Jun 07
Sep 07
Dec 07
Mar 08
400
500
600
700
800
900
1 000
$/oz
Quarter
Cash operating margin R million
Revenue Rm
Cash operating costs Rm
Jun 07
Sep 07
Dec 07
Mar 08
75
100
125
150
R million

Total gold production was 21% lower at 17 362oz, reflecting a 29% drop in gold production from underground to 11 735oz. Surface gold production was steady at 5 627oz.
Lower underground production resulted mainly from a 34% drop in yield to 4.68g/t.This resulted from a temporary stoppage to mining in two high-
grade longwalls on 71 and 72 levels due to build up of stress as a result of the increased rate of mining during the previous quarter. Underground throughput was 8% higher at 78 000t but was nonetheless negatively affected both by Eskom’s power cuts in January and by compressor and No 5 ice plant breakdowns.
A 3% increase in surface yield to 0.36g/t was negated by a 3% drop in throughput from the Cason Dump to 491 000t, a consequence of a power outage caused by flooding of the Angelo main pump station.
Total cash operating unit costs were 3% higher at US$792/oz, This resulted from a 24% increase in underground cash operating unit costs to
US$967/oz, a consequence of lower underground gold production. Surface cash operating unit costs were 41% lower at US$427/oz.
Cash operating profit was 414% higher at R18 million, due both to the higher average gold price received and a higher average Rand:US Dollar exchange rate.
The plugging project has been completed at Far East Vertical Shaft and is 95% complete at South East Vertical Shaft.
Discontinued operations – Emperor Mines Limited
Tolukuma
Quarter
Quarter Quarter
9 months
9 months
Mar
Dec % Mar
to 31 Mar
to 31 Mar
2008
2007 Change 2007
2008
2007
Ore milled t'000
–
11                   na
48                  56
136
Yield g/t
–
9.64                  na
6.15
7.45
7.68
Gold produced oz
–
3 394 na 9 483
13 427
33 620
kg
–
106                   na
295
417
1 045
Cash operating costs US$ per oz
–
1 336 na 922
1 098
857
ZAR per kg
–
292 887 na 215 146
248 751
199 947
ZAR per tonne
–
2 822 na 1 322
1 852
1 536
Cash operating loss US$ million
–
(1.7) na (0.8)
(2.6)
(4.9)
ZAR million
–
(11.5) na (6.1)
(18.0)
(35.2)
Capital expenditure (net) US$ million
–
0.1                  na
1.3                 2.2
4.9
ZAR million
–
0.3                  na
9.5
15.3
35.6
Gold production for the quarter was 5% lower at 10 033oz reflecting an 8% decrease in ore milled. Production during the quarter was impacted by power supply issues which resulted in reduced operations in the mill and underground. DRDGOLD announced on 22 October 2007 that it had disposed of its entire interest in Emperor.
Quarter
Quarter Quarter
9 months
9 months
Mar
Dec % Mar
to 31 Mar
to 31 Mar
Porgera (20% Share of Joint Venture)2008
2007 Change 2007
2008
2007
Ore milled t'000
–
–                   –
214                   –
714
Yield g/t
–
–                   –
2.69                   –
3.12
Gold produced oz
–
–                   –
18
525                   –
71 570
kg
–
–                   –
576                   –
2 225
Cash operating costs US$ per oz
–
–                   –
597                   –
450
ZAR per kg
–
–                   –
139
262                   –
105 063
ZAR per tonne
–
–                   –
375                   –
327
Cash operating profit US$ million
–
–                   –
2.9                   –
10.7
ZAR million
–
–                   –
21.2                   –
77.6
Capital expenditure (net) US$ million
–
–                   –
3.1                   –
7.6
ZAR million
–
–                   –
22.3                   –
55.2
Production oz
Gold production
Jun 07
Sep 07
Dec 07
Mar 08
15 000
17 000
19 000
21 000
23 000
25 000
27 000
oz
Quarter
Cash operating margin US$/oz
Revenue
Cash operating costs US$/oz
Jun 07
Sep 07
Dec 07
Mar 08
500
600
700
800
900
1 000
$/oz
Quarter
Cash operating margin R million
Revenue Rm
Cash operating costs Rm
Jun 07
Sep 07
Dec 07
Mar 08
50
100
150
R million
Quarter

KEY OPERATING AND FINANCIAL RESULTS

At a general meeing held on 27 July 2007, DRDGOLD shareholders approved the disposal by Emperor of its 20% interest in the Porgera Joint Venture to a subsidiary of Barrick Gold Corporation for a purchase consideration of US$250.0 million.The sale transaction was completed on 17 August 20or
Vatukoula
Quarter
Quarter Quarter
9 months
9 months
Mar
Dec % Mar
to 31 Mar
to 31 Mar
2008
2007 Change 2007
2008
2007
Ore milled t'000
–
–                    –                    –                    –
117
Yield g/t
–
–                    –                    –                    –
7.15
Gold produced oz
–
–                    –
429                    –
26 910
kg
–
–                    –
13                    –
836
Cash operating costs US$ per oz
–
–                    –                    –                    –
795
ZAR per kg
–
–                    –                    –                    –
189 986
ZAR per tonne
–
–                    –                    –                    –
1 358
Cash operating profit/(loss) US$ million
–
–                    –
1.0                    –
(4.5)
ZAR million
–
–                    –
7.1                    –
(36.9)
Capital expenditure (net) US$ million
–
–                    –
0.1                    –
9.2
ZAR million
–
–                    –
0.7                    –
66.2
The sale of DRDGOLD’s interest in Emperor Mines Limited was completed on 22 October 2007.There have been no material changes to the
DRDGOLD’s Mineral Resource and Ore Reserve statement published in the annual report to the year ended 30 June 2007.
CASH OPERATING COSTS RECONCILIATION
South African Operations
Total Mine
R000 unless otherwise stated
Crown
ERPM
Blyvoor
Operations
Total cash costs
Mar 08 Qtr
93 258
111 616
170 595
375 469
Dec 07 Qtr 93 557 120 769 172 440 386 766
9 months to Mar 08 282 834 348 768 521 609 1 153 211
Movement in gold in process
Mar 08 Qtr
945
(373)
(606)
(34)
Dec 07 Qtr 687 442 163 1 292
9 months to Mar 08 2 054 (1 225) (232) 597
Less: production taxes, rehabilitation and other
Mar 08 Qtr
3 369
2 266
1 515
7 150
Dec 07 Qtr 3 664 2 224 1 518 7 406
9 months to Mar 08 10 531 7 372 4 610 22 513
Less: retrenchment costs
Mar 08 Qtr
–
–
–
–
Dec 07 Qtr – 7 – 7
9 months to Mar 08 – 366 – 366
Less: corporate and general administration costs
Mar 08 Qtr
3 479
4 423
4 001
11 903
Dec 07 Qtr 3 635 3 933 3 761 11 329
9 months to Mar 08 10 746 12 246 11 564 34 556
Cash operating costs
Mar 08 Qtr
87 355
104 554
164 473
356 382
Dec 07 Qtr 86 945 115 047 167 324 369 316
9 months to Mar 08 263 611 327 559 505 203 1 096 373
Gold produced
Mar 08 Qtr
643
540
1 006
2 189
Dec 07 Qtr 645 687 1 071 2 403
9 months to Mar 08 2 046 2 003 3 316 7 365
Total cash operating costs – R/kg
Mar 08 Qtr
135 855
193 619
163 492
162 806
Dec 07 Qtr 134 798 167 463 156 232 153 690
9 months to Mar 08 128 842 163 534 152 353 148 863
Total cash operating costs – US$/oz
Mar 08 Qtr
557                     792                   670                     667
Dec 07 Qtr 617 765 715 703
9 months to Mar 08 560 711 663 647

EXPLORATION AND DEVELOPMENT

ERPM
Drilling is in progress from 73 E 1, to verify the presence of lateral displacement of the major dip fault by an east west trending dyke, as interpreted by previous drilling.
ERPM Extension 1 (Sallies)
The Annual Prospecting Report has been submitted to the DME. During the quarter, prospecting was confined within the mining lease area, however future drilling is planned from 70 level footwall drive east and is expected to intersect reef, close to or within Extension 1.
Crown/ERGO
During the quarter exploration activity was concentrated on the ERGO Joint Venture to obtain a National Instrument 43-101-compliant gold, uranium and sulphur resource.To date, drilling and sampling of 10 holes per dump, to soil intersection, has been completed at the Elsburg, Mooifontein, GMTS,
Homestead and Daggerfontein complexes. Rooikraal has been partially drilled, with future drilling, planned for Grootvlei, Marievale and Brakpan. All sampling has been completed in the prescribed manner and submitted to ALS Global, an independent accredited laboratory, for assay. Currently there is a three-month turnaround period on the assays. Additional drilling has been undertaken at Elsburg to generate material for metallurgical test work.
All relevant technical information pertaining to the complexes is forwarded to RSG Global, for the generation of the Competent Persons Report.
During the quarter they have declared a SAMREC-compliant Measured gold resource for Benoni of 14.3 million tons at 0.361g/t.
Blyvoor
An exploration drilling programme has been scheduled out and drilling has commenced with three air machines, drilling cover and structure holes, at 38 21 (south west block), 38 4 and 35 29 S2 (Alpha dyke). A fourth hydraulic machine is on site and being transported to 38 Level.

DIRECTORS
(*British) (**Australian) (***American)
Executives:
Non-executive:
Company Secretary:
JWC Sayers (Chief Executive Officer) J Turk*** TJ Gwebu
CC Barnes (Chief Financial Officer)
Independent non-executives:
D Blackmur** (Senior Non-Executive Director)
GC Campbell* (Non-Executive Chairman)
RP Hume
EA Jeneker
For further information, contact John Sayers at:
Tel: (+27-11) 219-8700 • Fax: (+27-11) 476-2637 • website: http://www.drdgold.com
Ebsco House 4, 299 Pendoring Avenue, Blackheath, Randburg, South Africa • PO Box 390, Maraisburg, 1700, South Africa
2008 FINANCIAL YEAR
DRDGOLD LIMITED